Exhibit 99.1

For Immediate Release

Pointer Telocation Reports Results for

the Full Year and the Fourth Quarter of 2018

Rosh HaAyin, Israel, February 28, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for full year and fourth quarter ended December 31, 2018.

Financial Highlights for Full Year of 2018 Compared to Full Year of 2017

●	Total revenues of $77.8 million, similar as in previous year and up 5% on a constant currency basis
●	Service revenues of $52.5 million, up 1% as reported and up 9% on a constant currency basis
●	Operating income of $9.8 million (13% of revenue), down 5%
●	Net income of $6.9 million, down from $16.5 million. 2017 net income included $9.2 million onetime income resulting from the realization of a deferred tax asset
●	Non-GAAP net income of $9.6 million, up 2%
●	Adjusted EBITDA of $13.6 million same as in 2017
●	Cash, net of debt, totaled $3.5 million. Generated $8.6 million in operating cash flow during the year
●	Total subscribers reached 276,000, an increase of 7%

Financial Highlights for Fourth Quarter 2018 Compared to Fourth Quarter 2017

●	Total revenues of $18.4 million as reported, down from $18.9 million as reported, up 8% on a constant currency basis
●	Service revenues of $12.7 million, down from $13.4 million as reported, up 8% on a constant currency basis
●	Operating income of $2.0 million (11% of revenue), down 15%
●	Net income of $1.4 million, down from $11.1 million. Fourth quarter 2017 net income included $9.2 million onetime income resulting from the realization of a deferred tax asset
●	Non-GAAP net income of $2.1 million, down 5%
●	Adjusted EBITDA of $3.0 million, down 5%

Management Commentary

David Mahlab, Pointer’s Chief Executive Officer, commented:

“The fourth quarter capped a solid year for Pointer, though we had currency exchange rate headwinds. In 2018, we strengthened our balance sheet, reversing the Company from a position of net debt to net cash, for the first time in more than a decade. Also, in the fourth quarter, we continued our trend of positive operating cash flow despite elevated investments in R&D and Sales and Marketing as planned in order to support our North America market expansion. Despite continued currency exchange headwinds, we delivered double-digit operating margin and positive earnings on both a GAAP and non-GAAP basis, demonstrating the leverage we have built into our operating model.”

“In the year, we announced major wins of new contracts that will escalate our products sales in 2019. We focus on increasing our presence in the U.S. and we already started shipping new products to this market during the fourth quarter, and we expect deliveries to ramp this year to additional US based customers. Meanwhile, in Brazil, we secured several new service contracts in 2018 that will have an impact in the third and fourth quarters of 2019 as well. All of this should help us achieve our growth goals in 2019.”

“Looking forward in 2019, we expect our markets and opportunities to continue to expand. We expect to see double-digit growth in our overall revenues, driven in part by 30% or greater product revenue growth in 2019 especially in the North American market”

Yaniv Dorani, Pointer’s Chief Financial Officer, commented:

“In 2018, we continued to strengthen our balance sheet and improve our capital structure. In the fourth quarter, we generated $1.4 million in operating cash flow and ended the quarter with $3.5 million in net cash, continuing the trend of positive net cash from the previous quarter. In 2018, we reduced our debt by $5.1 million, and we remain on track for continued positive operating cash flow and long-term debt reduction in 2019.”

Full Year 2018 Financial Summary Compared to Full Year 2017

(in millions, except per share amounts)	2018	2017
Total Revenues	$77.8	$78.2
Service Revenues	$52.5	$52.0
Operating Income (% of Revenue)	$9.8 (13%)	$10.3 (13%)
Diluted EPS	$0.84	$2.03
Non-GAAP Diluted EPS	$1.16	$1.16
Adjusted EBITDA	$13.6	$13.6

Fourth Quarter 2018 Financial Summary Compared to Fourth Quarter 2017

(in millions, except per share amounts)	Q4/2018	Q4/2017
Total Revenues	$18.4	$18.9
Service Revenues	$12.7	$13.4
Operating Income (% of Revenue)	$2.0 (11%)	$2.3 (12%)
Diluted EPS	$0.18	$1.35
Non-GAAP Diluted EPS	$0.25	$0.27
Adjusted EBITDA	$3.0	$3.2

In 2018, revenues from services increased 1% as reported to $52.5 million as compared to $52.0 million. In local currency terms, revenues from services increased by 9%. Revenues from products decreased 4% as reported in 2018 to $25.2 million from $26.2 million. In local currency terms, revenues from products decreased by 3%. The currency exchange rate impact on total revenues for the year 2018 compared to the year 2017 was approximately $4.2 million.

In the fourth quarter of 2018, revenues from services decreased 5% as reported to $12.7 million as compared to $13.4 million. In local currency terms, revenues from services increased by 8%. Revenues from products increased 4% as reported to $5.7 million from $5.5 million in the same period a year ago. In local currency terms, revenues from products increased by 9%. The currency exchange rate impact on total revenues in the fourth quarter compared to a year ago was approximately $1.9 million.

Conference Call Information

As previously announced, Pointer Telocation’s management will host a conference call today, at 10:00 a.m. Eastern Time, 3:00 p.m. UK time, 5:00 p.m. Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-877-407-0789 or 1-201-689-8562

From Israel 1-809-406-247

From the UK 0-800-756-3429

A replay will be available a few hours following the call on the company’s website for one year.

The call will also be accompanied by a live webcast over the Internet and accessible at http://public.viavid.com/index.php?id=133125.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA, adjusted EBITDA, Non-GAAP operating income, Non-GAAP net income and presentation of results in a constant currency based on the local currencies in which operations are conducted prior to giving effect to exchange rates into U.S. dollars as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets. Pointer calculates adjusted EBITDA by adding back to EBITDA Stock-based compensation expenses. Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock-based compensation expenses, amortization of long-lived assets, other expenses of retirement costs and losses and acquisition related one-time costs. Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock-based compensation expenses, amortization of long lived assets, non-cash tax expenses, other expenses of retirement costs and acquisition related one-time costs.

Pointer calculates results on a constant currency based on the local currencies on a nominal value, without giving effect to conversion into U.S. dollar.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results and to neutralize fluctuations in local currencies against the dollar.

EBITDA, Adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis are provided to investors to complement the results provided in accordance with GAAP, as management believes these measures help to illustrate underlying operating trends in the Company’s business and uses these measures to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these Non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA, adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate”, “project”, “intend”, “expect”, “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its expectations for growth in 2019, and, in particular, in North America, and the impact of contracts on growth as well as continuation of certain trends, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com Dave Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2018	December 31, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,528	7,375
Trade and unbilled receivables	13,902	13,660
Other accounts receivable and prepaid expenses	3,362	2,865
Inventories	6,432	6,551

Total current assets	32,224	30,451

LONG-TERM ASSETS:
Long-term loan to related party	948	973
Long-term unbilled and other accounts receivable	1,258	1,116
Severance pay fund	3,038	3,546
Property and equipment, net	5,915	5,848
Other intangible assets, net	1,229	1,935
Goodwill	37,538	41,010
Deferred tax asset	7,934	9,585

Total long-term assets	57,860	64,013

Total assets	90,084	94,464

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	2,354	5,101
Trade payables	5,743	6,204
Deferred revenues and customer advances	785	777
Other accounts payable and accrued expenses	8,490	9,117

Total current liabilities	17,372	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks	2,685	5,015
Deferred taxes and other long-term liabilities	360	838
Accrued severance pay	3,531	3,996

Total long term liabilities	6,576	9,849

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital	6,050	5,995
Additional paid-in capital	130,309	129,076
Accumulated other comprehensive income	(8,151)	(2,340)
Accumulated deficit	(62,278)	(69,597)

Total Pointer Telocation Ltd.’s shareholders’ equity	65,930	63,134

Non-controlling interest	206	282

Total equity	66,136	63,416

Total liabilities and equity	90,084	94,464

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except for share and per share information

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Revenues:
Products	25,243	26,182	5,688	5,457
Services	52,543	51,973	12,745	13,394

Total revenues	77,786	78,155	18,433	18,851

Cost of revenues:
Products	15,104	16,073	3,364	3,242
Services	21,674	21,914	5,365	5,620

Total cost of revenues	36,778	37,987	8,729	8,862

Gross profit	41,008	40,168	9,704	9,989

Operating expenses:
Research and development	4,707	4,051	1,261	1,027
Selling and marketing	14,560	14,038	3,578	3,678
General and administrative	11,169	11,275	2,769	2,812
Amortization of intangible assets	456	463	90	124
One-time acquisition related costs	300	32	38	32

Total operating expenses	31,192	29,859	7,736	7,673

Operating income	9,816	10,309	1,968	2,316
Financial expenses, net	1,133	1,004	277	296
Other expenses (income)	3	5	(11)	12

Income before taxes on income	8,680	9,300	1,702	2,008
Taxes on income	1,753	(7,221)	273	(9,098)

Net income	6,927	16,521	1,429	11,106

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	0.85	2.07	0.18	1.38

Diluted net earnings per share	0.84	2.03	0.18	1.35

Weighted average -Basic number of shares	8,099,952	7,997,684	8,133,338	8,057,946

Weighted average – fully diluted number of shares	8,279,562	8,130,566	8,297,653	8,207,997

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

Cash flows from operating activities:

Net income	6,927	16,521	1,429	11,106
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,571	2,924	633	782
Accrued interest and exchange rate changes of debenture and long-term loans	(20)	52	(27)	52
Accrued severance pay, net	71	93	56	(41)
Gain from sale of property and equipment, net	(101)	(113)	(28)	(28)
Stock-based compensation	1,198	380	407	81
Decrease (increase) in trade and unbilled receivables, net	(1,121)	(1,616)	(1,191)	655
Decrease (increase) in other accounts receivable and prepaid expenses	(855)	(206)	184	363
Increase in inventories	(56)	(1,170)	(1,073)	(363)
Decrease (increase) in deferred income taxes	779	(8,018)	163	(9,114)
Decrease in long-term unbilled and other accounts receivable	220	165	319	161
Increase (decrease) in trade payables	48	(1,597)	527	(316)
Increase (decrease) in other accounts payable and accrued expenses	(1,064)	2,285	31	362

Net cash provided by operating activities	8,597	9,700	1,430	3,700

Cash flows from investing activities:
Purchase of property and equipment	(2,721)	(3,033)	(660)	(1,046)
Purchase of other intangible assets	-	(233)	-	(233)
Proceeds from sale of property and equipment	101	114	29	28

Net cash used in investing activities	(2,620)	(3,152)	(631)	(1,251)

sPOINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

Cash flows from financing activities:

Repayment of long-term loans from banks	(5,078)	(4,875)	(1,268)	(1,506)
Proceeds from issuance of shares and exercise of options, net of issuance costs	89	395	9	7
Short-term bank credit, net	32	(231)	74	74

Net cash used in financing activities	(4,957)	(4,711)	(1,185)	(1,425)

Effect of exchange rate on cash and cash equivalents	133	(528)	599	(653)

Increase in cash and cash equivalents	1,153	1,309	213	371
Cash and cash equivalents at the beginning of the period	7,375	6,066	8,315	7,004

Cash and cash equivalents at the end of the period	8,528	7,375	8,528	7,375

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands, except share and per share data

The following table reconciles GAAP to non-GAAP operating results:

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

GAAP gross profit	41,008	40,168	9,704	9,989
Stock-based compensation expenses	104	3	39	1
Non-GAAP gross profit	41,112	40,171	9,743	9,990

GAAP operating income	9,816	10,309	1,968	2,316
Stock-based compensation expenses	1,198	380	407	81
Amortization and impairment of long lived assets	456	463	90	124
Other expenses of retirement costs	-	125	-	-
Acquisition related one-time costs	300	154	38	154
Non-GAAP operating income	11,770	11,431	2,503	2,675

GAAP net income	6,927	16,521	1,429	11,106
Stock-based compensation expenses	1,198	380	407	81
Amortization and impairment of long lived assets	456	463	90	124
Other expenses of retirement costs	-	125	-	-
Non cash tax expenses	759	(8,213)	147	(9,243)
Acquisition related one-time costs	300	154	38	154
Non-GAAP net income	9,640	9,430	2,111	2,222

Non-GAAP net income per share from continuing operations - Diluted	1.16	1.16	0.25	0.27
Non-GAAP weighted average number of shares - Diluted*	8,279,562	8,130,566	8,297,653	8,207,997

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA and Adjusted EBITDA

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

GAAP Net income as reported:	6,927	16,521	1,429	11,106

Financial expenses, net	1,133	1,004	277	296
Tax on income	1,753	(7,221)	273	(9,098)
Depreciation and amortization of goodwill and intangible assets	2,571	2,924	633	782

EBITDA	12,384	13,228	2,612	3,086

Stock-based compensation expenses	1,198	380	407	81

Adjusted EBITDA	13,582	13,608	3,019	3,167

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